August 12, 2015

Kathleen Collins

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mobileye N.V.
Annual Report on Form 20-F for the year ended December 31, 2014
File No. 001-36566

Dear Ms. Collins:

This letter responds to the comment letter addressed to Mobileye N.V. (“Mobileye” or the “Company”) from the Securities and Exchange Commission (the “Commission”), dated July 31, 2015 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “Form 20-F”). For ease of reference, below we identify in bold the Staff’s comments and provide our response in regular type.

Operating and Financial Review and Prospects

Comparison of Results of Operations for 2014, 2013 and 2012

Taxes on Income, page 59

1.	You state that the increase in tax expenses from fiscal 2013 to fiscal 2014 is due, in part, to uncertain tax positions and increases in taxable income. Please explain further your reference to an increase in taxable income considering you recognized a consolidated pre-tax loss in fiscal 2014. In addition, please reconcile these disclosures to your tax rate reconciliation on page F-28. In this regard, it appears that non-deductible expenses and permanent differences and tax rate differentials for certain foreign subsidiaries significantly impacted your effective tax rate. Please explain further what each of these reconciling items includes and, if material, tell us your consideration to provide a discussion of such items in your operating results disclosures. Also, to the extent that certain jurisdictions materially impacted your effective tax rate, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

Response:

To ensure we fully respond to the Staff's questions, we have split our response into three separate sections, consistent with your comment:

"You state that the increase in tax expenses from fiscal 2013 to fiscal 2014 is due, in part, to uncertain tax positions and increases in taxable income. Please explain further your reference to an increase in taxable income considering you recognized a consolidated pre-tax loss in fiscal 2014. In addition, please reconcile these disclosures to your tax rate reconciliation on page F-28."

On page 59 of the Form 20-F, we explain the increase in our tax expense from a tax benefit of $2.274 million in 2013 to tax expense of $12.265 million in 2014. In 2014, we had an increase in revenue that was offset by a significant increase in stock based compensation expense which resulted in a pre-tax loss. However, since those expenses were non-deductible for tax purposes, it resulted in an increase in taxable income. The increase in tax expense was also a result of an increase in uncertain tax positions and the usage of carryforward tax losses in 2013.

The increase in our tax expense reconciles to the principal reconciling items included in the disclosure on page F-28, as follows:

Reconciling item	Explanation	Reconciliation to page 59 disclosure:
Non-deductible expenses and permanent differences of $7.973 million

- $7.3 million relates to non-deductible stock based compensation expenses, substantially all in Israel, which as noted on page F-22 are mostly non-deductible for tax purposes. Out of total stock based compensation expense of $76.853 million in 2014, expenses of $71.007 million were non-deductible.

- $0.673 million relates to several non-deductible permanent differences, arising mainly from measuring results for tax purposes for the Israeli subsidiary in NIS.

On page 59, we note that in 2014 our taxable income had increased relative to 2013. In 2014, we recorded a consolidated pre-tax loss of $17.819 million and after considering the effect of this reconciling item solely, we had pre-tax income and not a taxable loss. In other words, our theoretical tax benefit of $4.704 million became tax expense of $3.269 million after considering non-deductible expenses only.

Increase in uncertain tax positions of $5.151 million	This item relates mainly to matters arising from transfer pricing issues related to our pre-reorganization tax structure.	This item is mentioned on page 59 as a primary reason for the increase in tax expenses.

Tax adjustment for foreign subsidiaries subject to a different tax rate of $3.605 million	As discussed on pages 52 through 55 of the Form 20-F, the jurisdictions that materially impacted our effective tax rate were Cyprus and Israel. These countries are subject to a different (lower) tax rate as detailed in note 9a on page F-25.	The lower tax rates in Israel and Cyprus resulted in a reduced theoretical tax benefit.

"In this regard, it appears that non-deductible expenses and permanent differences and tax rate differentials for certain foreign subsidiaries significantly impacted your effective tax rate. Please explain further what each of these reconciling items includes and, if material, tell us your consideration to provide a discussion of such items in your operating results disclosures."

As explained above, the reconciliation caption “Non-deductible expenses and other permanent differences” consists mainly of non-deductible stock based compensation expenses, resulting from options granted to Israeli employees, as noted on page F-22. Also included in this item are several non-deductible permanent differences that amount to approximately $0.673 million, arising mainly from measuring results for tax purposes for the Israeli subsidiary in NIS. This is explained further below in our answer to the Staff's second comment.

In light of the Staff’s comment, in future filings, we intend to include in our discussion of operating results, a disclosure of the impact of non-deductible expenses, similar to the disclosure provided on page F-22. In our 2015 Form 20-F filing, we will specifically add this disclosure summarizing the impact of this item on our 2014 tax expenses.

In regards to the reconciliation caption "Tax adjustment for foreign subsidiaries subject to a different tax rate," as discussed on pages 52 through 55 of the Form 20-F, the jurisdictions that materially impacted our effective tax rate were Cyprus and Israel:

•	Cyprus - Until the completion of our reorganization in the third quarter of 2014, most of our income/loss (and the related taxes on income) was incurred by our Cyprus subsidiary, which was the owner of our intellectual property (IP). The statutory tax rate for our Cypriot subsidiary was 10% prior to 2013 and 12.5% from 2013 and thereafter. Following our reorganization, our Cypriot subsidiary is treated as an Israeli tax resident. We believe that the Cypriot subsidiary will not have material taxable income in the future as the IP was transferred to the Israeli subsidiary in the reorganization.

•	Israel - Our Israeli subsidiary is taxed under the Israeli Law for the Encouragement of Capital Investments, 1959, as a "Preferred Enterprise," effective January 1, 2014. This status entitles our Israeli subsidiary to a reduced tax rate of 9%. Following our reorganization we expect the majority of our taxable income to be reported in Israel.

We believe that in our discussion of Operating results on pages 52 through 55, we have provided detailed disclosure of these matters.

"Also, to the extent that certain jurisdictions materially impacted your effective tax rate, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations."

As mentioned above, following the reorganization of July 2014, our Parent Company, Cypriot subsidiary and Israeli subsidiary (owner of the majority of our IP) are subject to Israeli taxation. Because of our “Preferred Enterprise” Status in Israel, the majority of our taxable income in Israel will be subject to a reduced tax rate of approximately 9%. We do not expect any additional changes in these countries' operations and believe that in the future, the majority of our taxable income will be incurred in Israel.

The Company will continue to consider and, as appropriate will include in its future filings, discussion of any other specific factors, to the extent such factors are determined to be material to the financial statements or the results of operations and to the comparability between the periods.

Notes to Consolidated Financial Statements

Note 9 Taxes on Income, page F-25

2.	We note in the “Taxes on income reconciliation” schedule on page F-28, significant amounts attributed to “Non-deductible expenses and other permanent differences” and “Increase in uncertain position, net”, are key reasons for your recording of a $12 million tax expense provision for fiscal 2014 despite having incurred an $18 million pretax loss. Please tell us what consideration you gave to providing further quantitative breakdowns of each of these line items as well as qualitative discussions of the nature of separate items included in each. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

Response:

We believe that we have appropriately followed the guidance in ASC 740 and Rule 4-08(h)(2) of Regulation S-X, as amounts were presented in the aggregate only if they were directly related to items with the same tax nature, as follows:

Non-deductible expenses and other permanent differences

As noted above, the reconciliation caption “Non-deductible expenses and other permanent differences” for 2014 consists of items with the same tax nature, as follows:

-	The majority of the amount ($7.3 million out of $7.973 million) relates to non-deductible stock based compensation expenses, resulting mainly from options granted to Israeli employees, as further explained on page F-22.

-	Also included in this item are several non-deductible permanent differences that amount to approximately $0.673 million, arising mainly from measuring results for tax purposes for the Israeli subsidiary in NIS, as noted on pages 67 and F-13 footnote 2.s of the Form 20-F. This item is not expected to recur in future periods, as the Israeli subsidiary has elected to report for tax purposes in US dollars effective January 1, 2015.

As these items have similar tax nature, we believe these non-deductible expenses and permanent differences are best represented to investors as a single item under Rule 4-08(h)(2).

Uncertain tax position

The "Increase in uncertain tax position, net" caption on page F-28 in the “Taxes on income reconciliation” table represents the net change in our uncertain tax position liability, which relates mainly to matters arising from a transfer pricing issue that are no longer relevant since our reorganization. These matters were not material until 2014 and are not expected to recur in subsequent years.

We believe that further quantitative breakdown is not required as this caption relates to items that are all related to our pre- reorganization tax structure. Furthermore, it is not expected to recur. Accordingly, any change in uncertain tax positions is best represented to investors as a single item consistent with Rule 4-08(h)(2).

As for qualitative discussion, we considered ASC 740-10-50-15, which requires disclosing the nature of the uncertain tax positions, for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. As noted on page F-29 and above, we did not anticipate material changes to our uncertain tax positions in the twelve months following the reporting date.

In addition, we have examined the provisions of ASC 740-10-50-14. As the uncertain tax position mainly relates to matters arising from a transfer pricing issue related to our pre-reorganization tax structure, it is, specific to a unique set of facts and circumstances. We believe that disclosing the exact nature of the uncertain tax position could be detrimental to the tax position taken, if noted by the tax authorities.

We are committed to comprehensive qualitative disclosure related to material matters affecting our taxes on income and the comparability of information for all periods presented.

Please let us know if you have additional questions or require additional information. Also, please note that Mobileye acknowledges that:

•	Mobileye is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mobileye may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ofer Maharshak

Ofer Maharshak

Chief Financial Officer